

August 26, 2011

Via E-mail
Kenneth P. Regan
Chief Executive Officer
INREIT Real Estate Investment Trust
216 South Broadway, Suite 202
Minot, North Dakota 58701

Re: INREIT Real Estate Investment Trust
Registration Statement on Form 10-12G
Supplemental Response Received August 10, 2011
File No. 000-54295

Dear Mr. Regan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1A. Risk Factors, page 33

1.   We note your responses to comments 1 and 2 in our letter dated July 27, 2011. Your proposed disclosure states that you believe that potential claims will not exceed $1 million and most likely will not exceed your cash and cash equivalents, which exceeded $10 million at March 31, 2011. Please clarify what is meant by "most likely" and reconcile the language in your proposed disclosure to the terms used in ASC 450. Revise your disclosure appropriately.

Note 2 – Principal Activity and Significant Accounting Policies, page 7

Segment Information, page 13

2. You state that you note similar CAP rates across the majority of your properties and that you also expect the long-term financial performance, specifically the CAP rates, to remain similar across the majority of your properties. Please provide us with your analysis supporting that the CAP rates are "similar" and that you expect them to be "similar."

Note 17 – Related Party Transactions, page 28

3. We note your response to comment 4 in our letter dated July 27, 2011. We continue to question your basis for allocating 50% of the acquisition fee paid to your advisor to capitalized financing costs. Please address the following additional items:

   • Please provide us with quantitative support for your advisor's representation that it spends approximately equal time on discovering the potential property or construction project as is spent on successfully coordinating financing. Tell us if there is a historical record of hours spent on each activity (acquisition versus financing).

   • You note that the advisor is paid for its service of "locating appropriate financing alternatives." Please clarify if part of the payment is for time spent on exploring other financing alternatives that were not ultimately utilized. If so, please tell us how you determined that this expense would be considered a capitalizable financing cost since it does not appear to be a direct cost of debt ultimately issued.

   • You note that 50% of the 3% one-time fee is allocated to financing costs without regard to the amount financed. Thus, it appears that, when no initial financing is required, the costs capitalized as financing costs would not relate to specific debt and would, thus, not be considered capitalizable financing costs. Please explain.

   • Further to the previous bullet point for instances where no initial financing is required, tell us how you determine the life of the financing for purposes of amortization since the costs do not relate to specific debt.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at 202-551-3439 or Jessica Barberich, Assistant Chief Accountant, at 202-551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Attorney-Advisor, at 202-551-3758 or me at 202-551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel

cc: Joy Newborg, Esq.
Via E-mail